BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), in accordance with Instructions CVM no. 358/2002 and no. 384/2013 and as approved by its Board of Directors, hereby informs its shareholders and the market in general that its subsidiary BRF Pet S.A., dedicated to the pet food segment, executed, on June 18, 2021, an agreement for the acquisition of 100% (one hundred percent) of the capital stock of the companies that compose the Hercosul Group (“Transaction”). The purchaser price is subject to the adjustments contemplated in the purchase and sale agreement and will be informed to the market upon the closing of the Transaction.

The Company clarifies that the Transaction was approved by its Board of Directors and does not depend on the approval of the Company General Shareholders´ Meeting, as it will be carried out through its subsidiary BRF Pet S.A., dedicated to the pet food segment and, therefore, pursuant to item 7.11 of the Circular Letter/CVM/SEP/N°01/2021, has an economic rationale.

About the Hercosul Group

In the pet food market for over 20 years, the Hercosul Group is a group of companies headquartered in Brazil, dedicated to the development, production and distribution of dry and wet pet food for dogs and cats. The Hercosul Group has a solid growth trajectory in this market, launching innovative products, which are recognized for its quality, safety and performance, and is present in the Super Premium Natural, Super Premium Functional and Special Premium categories, in addition to Premium and Standard category, offering dry and wet pet food for dogs and cats throughout the national territory and other countries, with traditional brands such as Biofresh, Three Dogs, Three Cats, Primocão, Primogato, Apolo and Átila.

Transaction Rationale

In accordance with the "Vision 2030" plan, this movement strengthens the Company business generation and diversification in order to meet the consumers growing demands in this segment and represents, with the closing of the Transaction, an effective step to becoming one of the largest and most relevant players in the Brazilian pet food market by 2025. It accelerates the development of its production capacity, logistics, brands and innovation in the pet food segment, in addition to boosting business in the specialized distribution channel. Considering the closing of the Transaction, BRF will become one of the largest players, with a market share of approximately 4%, according to estimates based on data provided by ABINPET (Brazilian Association of the Pet Products Industry).

The closing of the Transaction is subject to regulatory authorities approval and to the satisfaction of conditions precedent applicable to transactions of similar nature. The Company will keep the market duly informed about any relevant matter related to the Transaction.

São Paulo, June 18, 2021

Carlos Alberto Bezerra de Moura
Chief Financial and Investor Relations Officer
BRF S.A.